One Franklin Parkway San Mateo, CA 94403-1906 tel (650) 312-2000 franklinresources.com

August 28, 2017

Filed via EDGAR
Ms. Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Franklin Templeton Funds (as listed on Appendix A)
(each, a "Fund" and together, the "Funds")

Dear Ms. Rossotto:

On behalf of the Funds, submitted herewith under the EDGAR system are the Funds' responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you provided via telephone to Kristin H. Ives on August 9, 2017 with regard to the preliminary proxy statements for the Funds that were filed on Schedule 14A with the Commission on July 31, 2017 (each, a "Proxy Statement" and together, the "Proxy Statements").  Each comment from the Staff is summarized below, followed by the Funds' response to the comment.  Terms not defined herein have the meaning set forth for that term in the applicable Proxy Statement.

I.	Global Comments on All Proxy Statements

	A.	General Comments on Proxy Statements and Proxy Cards

1.	Comment: Where needed to make the disclosure more "plain English," consider reducing the number of acronyms used.

Response: The requested modifications have been made where appropriate.

2.
Comment:  For those Proxy Statements relating to more than one Fund, to comply with the requirements of Item 22(a)(3)(ii) of Schedule 14A, provide a summary of the Proposals in a tabular format on one of the first three pages of the Proxy Statement.

Response: The requested changes have been made.

3.	Comment: Consider defining Franklin Resources, Inc. as "Franklin Resources" rather than "Resources."

Response: The requested change has been made.

U.S. Securities and Exchange Commission
August 28, 2017

4.	Comment: For each Proposal other than election of Trustees,[1] please confirm that disclosure is included in the Proxy Statements about what will happen if shareholders do not approve the Proposal.

Response:  Where needed, such disclosure has been added, except with respect to the shareholder Proposals included in the Multi-Fund Proxy Statement because the applicable Boards have recommended that shareholders vote against such Proposals.

5.	Comment: Please move up to the front portion of the Proxy Statement disclosure about how the costs of proxy solicitation will be borne.

Response: The requested additional disclosure has been added.

6.	Comment: Please explain why the allocation of solicitation costs between the investment managers and the Funds is different for each Proxy Statement.

Response:  The investment managers of the Funds are responsible for paying the solicitation costs of the Proposals relating to the approval of investment management or subadvisory agreements only.  The Funds are responsible for paying the remaining solicitation costs.  For the Proposals contained in each Proxy Statement, the Funds' proxy solicitor provided an estimate of the solicitation costs.  Based upon its experience, a certain percentage of such costs relate to the election of Trustees, the only routine Proposal.  The remaining solicitation costs are then allocated pro rata to the non-routine Proposals for each Fund in that Proxy Statement.  Therefore, the allocation of the solicitation costs between the investment managers and the Funds is different, as disclosed in each Proxy Statement, depending upon: (i) whether the Fund[s] therein have a Proposal relating to the approval of an investment management or subadvisory agreement; and (ii) the total number of non-routine Proposals to be voted upon by that Fund.

7.
Comment:  By reference to the "Voting by Broker-Dealers" section under "Further Information about Voting and the Meeting," please ensure that the instructions on the proxy cards are consistent with the information in that section.

Response:  The Funds respectfully disagree with this comment because the process by which a broker-dealer obtains voting instructions from its clients is the responsibility of the broker-dealer and is not required to be included in the Funds' proxy cards.

8.	Comment: For any proxy cards that relate to multiple Funds, please revise the proxy card so that it is clear which Fund's shareholders will vote for which Proposals.

Response:  The form of proxy card included in the preliminary filing of the Proxy Statements that relate to multiple Funds is a universal proxy card, meaning that all of the Proposals for that particular Proxy Statement are included on the card.  A final proxy card will be provided for each Fund and will only show the specific Proposals on which the shareholders of such Fund are being asked to vote.

	B.	Comments on Proposals to Elect Trustees

9.
Comment:  With respect to the required chart disclosing which nominees are standing for election by shareholders for the first time, consider clarifying that certain nominees are existing Trustees who were originally appointed to the Board by the then current Board members.

1 For purposes of this letter, the term "Trustees" refers to Trustees and Directors of the Funds.

U.S. Securities and Exchange Commission
August 28, 2017

Response: The requested change has been made.

10.
Comment:  In the footnote to the Trustees and Officers table, consider revising the footnote that begins "The number of portfolios is based on each separate series  . . ." to clarify what is meant by "is based on."

Response: The referenced sentence has been revised as requested.

11.
Comment:  Under "How often does a Trust's Board meet and what are Board members paid?" in the election of Trustees Proposal, consider simplifying the portion of sentences that state: "The Independent Trustees of the [Franklin][Templeton] Funds constitute the sole independent board members of [26][14] investment companies in the Franklin Templeton Investments complex . . . ."

Response: That language has been revised as requested.

12.
Comment:  In the Proxy Statements, under the question "How often does a Trust's Board meet and what are the Board Members Paid?" in the Proposal relating to the election of Trustees, with respect to the footnote under the compensation table that states "[t]his number does not include the total number of series or funds within each investment company for which the board members are responsible," please explain what the sentence means and if it is necessary to include in the Proxy Statements.

Response:  The noted sentence explains that the number of Boards on which each Board member serves references the number of investment companies for which the individual serves as a Board member, but does not include the number of separate series within each investment company.  The Funds believe the footnote and the sentence is necessary to add clarity to the table and the fees paid to the Board members.

13.
Comment:  Under the same section, with respect to the footnote regarding the retirement plans for Ann Torre Bates and Robert E. Wade, please explain why such retirement plans are not included in the table.

Response:  Instruction 4 to Item 22(b)(13) of Schedule 14A requires that "all pension or retirement benefits proposed to be paid under any existing plan . . . by the Fund . . . or by other companies in the Fund Complex" are required to be included in the table.  However, the table requests information on the accrual of expenses by the Funds included in the Proxy Statement.  None of the expenses of such retirement plan were accrued as expenses for the Funds included in the Proxy Statements, which is why the information on expenses and benefits is not included in the table.

14.
Comment:  Please explain supplementally why the dollar range of equity securities of all funds within the Franklin Templeton Investments fund complex overseen or to be overseen by the Trustee nominees is in the text preceding the table and not in the table itself.

Response:  Such disclosure was moved to the text because in all cases, except for one nominee, the nominees own in excess of $100,000 of shares in Franklin Templeton funds and moving the text (along with other formatting changes) are intended to result in significant printing cost savings to the Funds.

15.
Comment:  With respect to any Proxy Statements that have the sentence "[t]here were no purchases or sales of any securities in excess of 1% of any class of outstanding securities of the Investment Manager or any of the Investment Manager's parents or subsidiaries by any nominee for

U.S. Securities and Exchange Commission
August 28, 2017

election as a Trustee of the Fund since the beginning of the Fund's most recently completed fiscal year," please include such information for all subsidiaries of the parent company as well, as required by Schedule 14A.

Response: The disclosure has been removed because it is not required if there have not been any such purchases or sales.

	C.	Comments on Proposals to Approve the Use of a Manager of Managers Structure

16.
Comment:  In the Q&A, please revise the first sentence under "How will the Manager of Managers Structure affect my Fund?" to read as follows: "The use of the Manager of Managers Structure will not change the fees paid to the investment manager by the Fund or fees paid by the Fund's shareholders."

Response: The requested change has been made.

17.
Comment:  For those Proxy Statements that do not include a Proposal for a new subadvisory agreement, include disclosure before the last sentence under "How will the Manager of Managers Structure affect my Fund?" in the Q&A to the effect that the Fund(s) do not currently intend to use the Manager of Managers Structure, to put the final sentence in context. For those Proxy Statements that do include a Proposal for a new subadvisory agreement, make consistent throughout the Proxy Statement the discussion of whether or not the Manager of Managers Structure will be relied upon. Also consider whether the last sentence under such heading in the Q&A should be likewise revised.

Response: The requested changes have been made.

18.
Comment:  With respect to the Manager of Managers Proposal, please add disclosure describing how the approval of the Proposal would impact the presentation of a Fund's subadvisory fees in its registration statements.  If a Fund believes that its registration statement would not be immediately impacted by the changes, the requested disclosure can be included in the Proxy Statement and not in the Q&A.

Response: The requested changes have been made.

19.	Comment: In the Manager of Managers Proposal, where Franklin Advisers, Inc. is being discussed for the first time, consider disclosing that it is a wholly owned subsidiary of Franklin Resources, Inc.

Response: The requested change has been made.

	D.	Comments on Proposals to Approve a New Investment Management or Subadvisory Agreement

20.
Comment:  In both the Q&A and the Proxy Statements, please revise the Proposals relating to the approval of a new investment management agreement to explain clearly that the investment manager of the Fund is changing to another affiliated investment manager, which is why shareholder approval of a new investment management agreement with a new investment manager is being proposed.

Response: The requested disclosure has been revised.

U.S. Securities and Exchange Commission
August 28, 2017

21.
Comment:  With respect to all Proposals relating to the approval of a new investment management or subadvisory agreement with an investment manager or subadviser that is incorporated in a different state than the previous investment manager or subadviser, please supplementally state whether the Funds believe there will be any implications for shareholders due to the changes in state law under which the new investment manager or subadviser is incorporated.

Response: The Funds believe there will be no impact to shareholders resulting from new investment managers or subadvisers that are incorporated in different jurisdictions.

22.
Comment:  With respect to all Proposals relating to the approval of a new investment management agreement with FAI, please state supplementally whether there will be any implications for shareholders because FAI is a much larger company than the previous investment manager.

Response:  The Funds believe there is no impact on shareholders resulting from the difference in size of the various Franklin Templeton investment managers because all such investment managers are direct or indirect wholly owned subsidiaries of Franklin Resources and generally share resources.

23.
Comment:  With respect to all Proposals relating to new investment management or subadvisory agreements, please confirm that all material differences between the new and old agreements are included in the applicable Proxy Statements.

Response:  The Funds confirm that a discussion of the material differences between the new investment management or subadvisory agreement and the old investment management or subadvisory agreement has been included in the applicable Proxy Statements.

24.
Comment:  For all Funds that are proposing new investment management or subadvisory agreements, please reflect that the Board or the investment manager of the Fund, rather than Franklin Templeton Investments generally, believes it is in the best interests of the Fund's shareholders for the applicable investment manager, subadviser or portfolio manager to manage the Fund.

Response: The requested changes have been made.

25.
Comment:  For all Funds that are proposing new investment management or subadvisory agreements, in the section discussing the Boards' consideration of the Fund's performance, Item 22(c)(11)(i) of Schedule 14A requires a discussion of the Board's consideration of both the Fund and the investment manager's or subadviser's performance.  Please include disclosure in that regard.

Response:  The Funds respectfully decline the change requested as the performance of a Fund, as discussed in the Board's consideration disclosure, reflects the performance of the applicable investment manager or investment subadviser, as the case may be.

26.
Comment:  For all Funds that are proposing new subadvisory agreements, under "What is the required vote…," please clarify that if the Manager of Managers Proposal is approved, the Board can approve the new subadviser under the manager of managers order, regardless of whether shareholders vote in favor of the proposed subadvisory agreement.

Response: The requested clarifications have been made.

27.	Comment: With respect to any disclosure in the Q&A and the Proxy Statements relating to the approval of investment management or subadvisory agreements, please clarify that the proposed

U.S. Securities and Exchange Commission
August 28, 2017

agreements will have no impact on the amount of management fees paid by a Fund and the Fund's shareholders.

Response: The requested change has been made.

28.
Comment:  With respect to the sentence "[t]he Board also reviewed and considered the benefits provided to the Fund's shareholders of investing in a fund that is part of the Franklin Templeton family of funds" under "What did the Board consider when it approved the [Subadvisory] Agreement?" please explain why the Fund believes the sentence is necessary.  If not, please delete.

Response: The specific disclosure has not been deleted, as it is part of the Board's 15(c) considerations, which were also included in the minutes of each Fund's Board meeting.

	E.	Comments on Proposals to Approve Amended or to Eliminate Fundamental Investment Restrictions

29.
Comment:  Under the question "What will be the effect of the Fund's current fundamental investment restriction regarding investments in commodities?" in the Q&A, please provide additional clarity as to why the Funds are proposing to change the restriction now.

Response: The requested change has been made where appropriate.

30.
Comment:  In the Proposal regarding an amended fundamental restriction regarding investments in commodities, consider removing the word "therefore" in the last sentence under "What effect will amending the current commodities restriction have on the Funds?" In addition, in that paragraph, consider adding "as well as applicable laws and regulations" after the end of the sentence that begins "In addition, the Funds, to the extent applicable, currently rely on CFTC Rule 4.5 . . ."

Response: The requested changes have been made.

31.
Comment:  With respect to any Proposal to amend a Fund's fundamental investment policy with respect to industry concentration, please note that the position of the Staff of the Commission is that a fund may not exclude securities of other investment companies from such restriction.  However, a fund may note that the fund and Staff of the Commission do not consider investment companies to be part of any industry.

Response:  The phrase "or securities of other investment companies" has been removed from the proposed restriction.  In addition, disclosure that the applicable Fund and the Staff of the Commission do not consider investment companies to be part of any industry will be added to such Fund's statement of additional information.

32.
Comment:  For any Proposal to amend a Fund's fundamental investment restriction regarding lending, please provide supplementally an explanation on why the Fund believes "direct corporate loans" should be an exception to the 33 1/3% limitation. Also, please add disclosure explaining this adjacent to the fundamental investment restriction on lending in the applicable Funds' registration statements.

Response:  The applicable Funds' proposed fundamental investment restriction regarding making loans recites the Fund's proposed policy with respect to making loans to other persons, as required by Section 8(b)(1) of the Investment Company Act of 1940 Act ("1940 Act"), and excepts from that restriction engaging "in direct corporate loans in accordance with its investment goals and policies,"

U.S. Securities and Exchange Commission
August 28, 2017

along with other debt securities and other debt instruments and loan participations.  "Direct corporate loans" or direct investments in corporate loans reference the debt instrument that a fund would acquire as an initial investor in a new corporate loan structured by a lender or group of lenders where the fund will have a direct contractual relationship with the borrower (as opposed to a participation interest where the fund's sole contractual relationship is with the seller of the interest).  Purchasing loans or an interest in a loan in this fashion would allow a fund to avoid the credit risk of the agent bank or other intermediary.  Section 21 of the 1940 Act states that "[i]t shall be unlawful for any registered management company to lend money or property to any person, directly or indirectly, if: (a) the investment policies of such registered company . . . do not permit such a loan; or (b) such person controls or is under common control with such registered company . . ."  Each applicable Fund will add this discussion of direct corporate loans in the lead-in paragraph to the Fund's fundamental investment restrictions in its statement of additional information.

33.
Comment:  For any Proposal to amend a Fund's fundamental investment restriction regarding investments in real estate, consider providing further information on the possible impact of the highlighted risks on the Fund.  In addition, note that any illiquid real estate investments will be subject to the Fund's non-fundamental investment limitation on illiquid securities.

Response: The requested changes have been made.

II.	Comments Specific to the Multi-Trust Proxy Statement

34.	Comment: In the Notice of Special Joint Meeting of Shareholders, for Proposal 2, change "each" to "certain."

Response: The requested change has been made.

35.
Comment:  Consider revising the first paragraph under "Who are the nominees for Trustees of my Trust?" to read as follows:  The Boards of each of the Franklin Funds currently are identical and comprised of eight Trustees.  The Boards of each of the Templeton Funds currently are identical and comprised of eleven Trustees (ten Trustees for [Templeton Global Investment Trust]), seven of whom also serve on the Boards of the Franklin Funds.

Response: The requested change has been made.

36.	Comment: Consider clarifying the first sentence of the second paragraph under "Who are the nominees for Trustees of my Trust?" with respect to "Trust" and "Fund."

Response: We have revised that sentence as requested.

37.	Comment: With respect to the first table under "Who are the nominees for Trustees of my Trust?", consider moving the text of footnotes 4 and 5 into the body of the Proxy Statement.

Response: The requested change has been made.

38.
Comment:  Under Proposals 7 and 8, consider providing further background on these shareholder Proposals, including that they have been received over the past several years and this is the first time the applicable Funds are holding a shareholders meeting.

Response: The requested changes have been made.

U.S. Securities and Exchange Commission
August 28, 2017

39.	Comment: Under Proposals 7 and 8, clarify further which Funds' shareholders are being asked to vote on which Proposals.

Response: The requested changes have been made.

40.
Comment:  Under Proposals 7 and 8, consider providing more context around the use of asterisks to indicate the minor differences between the various shareholder Proposals. Also consider moving those end notes after "RESOLVED" and "DISCUSSION."

Response: The requested changes have been made.

41.
Comment:  Under Proposals 7 and 8, in paragraph 5 to the Opposition Statement, clarify that the 2013 and 2015 shareholder meetings referenced relate to various Franklin Templeton closed-end and open-end funds that are not a part of this Proxy Statement.

Response: The requested changes have been made.

III.	Comments Specific to the Templeton Global Investment Trust Proxy Statement

42.
Comment:  In the last paragraph under "What is the fundamental investment policy regarding industry concentration?" in Proposal 5, please remove the word "currently" and the phrase "but are not limited to."

Response: The requested changes have been made.

IV.	Comments Specific to the Franklin Templeton Variable Insurance Products Trust Proxy Statement

43.
Comment:  In the first sentence under "What is the purpose of the Manager of Managers Structure?" in the Q&A under Proposal 2, please clarify that only shareholders of certain Funds are being asked to vote on the Proposal.

Response: The requested revision has been made.

44.	Comment: With respect to the last paragraph under "Why am I being asked to vote on this Proposal?" in Proposal 2, please consider whether all of the detail included in the disclosure is needed.

Response: The Funds believe that the disclosure is necessary for these Funds to provide the proper context for the Proposal.

V.	Comments Specific to the Templeton Growth Fund Proxy Statement

45.
Comment:  In the Q&A under "What will be the effect of the amendments to the Fund's current fundamental investment restrictions?" under Proposal 2, please break out each restriction to be changed in a bullet point list.

Response: The requested revisions have been made.

U.S. Securities and Exchange Commission
August 28, 2017

46.
Comment:  In the Q&A under "What will be the effect of the elimination of such investment restrictions for the Fund" under Proposal 3, please break out each restriction to be eliminated in a bullet point list.

Response: The requested revisions have been made.

47.	Comment: In the Notice of Special Meeting of Shareholders, for Proposal 3, please break out each restriction to be eliminated.

Response: The requested revisions have been made.

48.
Comment:  With respect to the lead-in paragraph to the table that reflects the ownership of the Directors in the Fund under "How often does the Board meet and what are the Directors paid?" in Proposal 1, please delete the following phrase "and of all FT Funds overseen or to be overseen by the nominees for Director" because the information is included in the lead-in paragraph, not in the table.

Response: The requested revision has been made.

49.
Comment:  In the second paragraph under "What effect will amending or eliminating the current fundamental investment restrictions have on the Fund?" under the Introduction to Proposals 2 and 3, please state that the Fund "will" or "intends" to use the specific derivatives listed, rather than stating that the Fund "may" use such derivatives.

Response: The requested revisions have been made.

50.
Comment:  With respect to Proposal 3, please include disclosure that informs shareholders that additional risks may apply to an investment in the Fund if the Fund begins to engage in any of the activities that would be permitted if the fundamental investment restrictions are eliminated (e.g., the risks related to pledging, mortgaging or hypothecating assets, etc.).

Response: The requested revisions have been made.

51.	Comment: With respect to Sub-Proposal 3e, please include disclosure that explains how letter stocks would fit within the Fund's 15% limitation on illiquid securities.

Response: The requested revisions have been made.

VI.	Comments Specific to the Franklin ETF Trust Proxy Statement

52.	Comment: In general, please revise the disclosure to provide a more "plain English" description of why the Fund is changing Boards.

Response: The requested revisions have been made.

53.	Comment: In Proposal 1, please clarify that the Franklin Templeton complex has different boards.

Response: The requested revisions have been made.

U.S. Securities and Exchange Commission
August 28, 2017

VII.	Comments Specific to the Franklin Managed Trust Proxy Statement

54.	Comment: In general, please revise the disclosure to provide a more "plain English" description of why the Fund is changing Boards and why the investment manager is being changed.

Response: The requested revisions have been made.

55.	Comment: In addition, please provide supplementally whether other options to seeking shareholder approval of a new investment management agreement were considered.

Response: Fund management did analyze and consider different options for effecting the proposed change and believes the Proposal reflects the most appropriate option.

56.	Comment: With respect to all references to the "Franklin Equity Group," please provide a description of what that is.

Response: The requested revisions have been made.

57.
Comment:  Please revise the second sentence under "Who are the trustees and who are the nominees?" in Proposal 2 in the Q&A, to clarify on which Boards the Trustees and nominees serve and whether the disclosure is relating to other Franklin Templeton Boards.

Response: The requested revisions have been made.

58.	Comment: In Proposal 2, please clarify that the Franklin Templeton complex has different Boards.

Response: The requested revisions have been made.

Please do not hesitate to contact Kristin Ives at (215) 564-8037, or in her absence Cory Hippler at (215) 564-8089, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray
Steven J. Gray
Vice President

Appendix A
List of Proxy Statements and Funds

Multi-Fund Proxy Statement (Accession No. 0001137439-17-000175)
Franklin California Tax-Free Income Fund	811-02790
Franklin California Tax-Free Trust Franklin California Intermediate-Term Tax-Free Income Fund Franklin California Ultra-Short Tax-Free Income Fund	811-04356
Franklin Custodian Funds Franklin DynaTech Fund Franklin Focused Growth Fund Franklin Growth Fund Franklin Income Fund Franklin U.S. Government Securities Fund Franklin Utilities Fund	811-00537
Franklin Federal Tax-Free Income Fund	811-03395
Franklin Fund Allocator Series
Franklin Corefolio Allocation Fund
Franklin Founding Funds Allocation Fund
Franklin Conservative Allocation Fund
Franklin Moderate Allocation Fund
Franklin Growth Allocation Fund
Franklin LifeSmartTM Retirement Income Fund
Franklin LifeSmartTM 2020 Retirement Target Fund
Franklin LifeSmartTM 2025 Retirement Target Fund
Franklin LifeSmartTM 2030 Retirement Target Fund
Franklin LifeSmartTM 2035 Retirement Target Fund
Franklin LifeSmartTM 2040 Retirement Target Fund
Franklin LifeSmartTM 2045 Retirement Target Fund
Franklin LifeSmartTM 2050 Retirement Target Fund
Franklin LifeSmartTM 2055 Retirement Target Fund
Franklin NextStep Conservative Fund
Franklin NextStep Growth Fund
Franklin NextStep Moderate Fund
Franklin Payout 2017 Fund
Franklin Payout 2018 Fund
Franklin Payout 2019 Fund
Franklin Payout 2020 Fund
Franklin Payout 2021 Fund
811-07851
Franklin Global Trust
Franklin Emerging Market Debt Opportunities Fund
Franklin Global Listed Infrastructure Fund
Franklin Global Real Estate Fund
Franklin International Growth Fund
Franklin International Small Cap Growth Fund
811-10157
Franklin Gold and Precious Metals Fund	811-01700
Franklin High Income Trust Franklin High Income Fund	811-01608
Franklin Investors Securities Trust Franklin Adjustable U.S. Government Securities Fund Franklin Balanced Fund Franklin Convertible Securities Fund	811-04986

Franklin Equity Income Fund Franklin Floating Rate Daily Access Fund Franklin Low Duration Total Return Fund Franklin Real Return Fund Franklin Total Return Fund
Franklin Municipal Securities Trust Franklin California High Yield Municipal Fund Franklin Tennessee Municipal Bond Fund	811-06481
Franklin New York Tax-Free Income Fund	811-03479
Franklin New York Tax-Free Trust Franklin New York Intermediate-Term Tax-Free Income Fund	811-04787
Franklin Real Estate Securities Trust Franklin Real Estate Securities Fund	811-08034
Franklin Strategic Mortgage Portfolio	811-07288
Franklin Strategic Series
Franklin Biotechnology Discovery Fund
Franklin Flexible Alpha Bond Fund
Franklin Focused Core Equity Fund
Franklin Growth Opportunities Fund
Franklin Natural Resources Fund
Franklin Small Cap Growth Fund
Franklin Small-Mid Cap Growth Fund
Franklin Strategic Income Fund
811-06243
Franklin Tax-Free Trust
Franklin Alabama Tax-Free Income Fund
Franklin Arizona Tax-Free Income Fund
Franklin Colorado Tax-Free Income Fund
Franklin Connecticut Tax-Free Income Fund
Franklin Federal Intermediate-Term Tax-Free Income Fund
Franklin Federal Limited-Term Tax-Free Income Fund
Franklin Florida Tax-Free Income Fund
Franklin Georgia Tax-Free Income Fund
Franklin High Yield Tax-Free Income Fund
Franklin Kentucky Tax-Free Income Fund
Franklin Louisiana Tax-Free Income Fund
Franklin Maryland Tax-Free Income Fund
Franklin Massachusetts Tax-Free Income Fund
Franklin Michigan Tax-Free Income Fund
Franklin Minnesota Tax-Free Income Fund
Franklin Missouri Tax-Free Income Fund
Franklin New Jersey Tax-Free Income Fund
Franklin North Carolina Tax-Free Income Fund
Franklin Ohio Tax-Free Income Fund
Franklin Oregon Tax-Free Income Fund
Franklin Pennsylvania Tax-Free Income Fund
Franklin Virginia Tax-Free Income Fund
811-04149
Franklin Templeton Global Trust Templeton Global Currency Fund	811-04450
Franklin Templeton International Trust Franklin India Growth Fund	811-06336
Franklin Templeton Money Fund Trust Franklin Templeton U.S. Government Money Fund	811-08962
Franklin U.S. Government Money Fund	811-02605
Institutional Fiduciary Trust Money Market Portfolio	811-04267

The Money Market Portfolios The U.S. Government Money Market Portfolio	811-07038
Templeton China World Fund	811-07876
Templeton Funds Templeton Foreign Fund Templeton World Fund	811-02781
Templeton Global Investment Trust
Templeton Dynamic Equity Fund
Templeton Emerging Markets Balanced Fund
Templeton Emerging Markets Small Cap Fund
Templeton Foreign Smaller Companies Fund
Templeton Global Balanced Fund
811-08226
Templeton Global Opportunities Trust	811-05914
Templeton Global Smaller Companies Fund	811-03143
Templeton Income Trust Templeton Emerging Markets Bond Fund Templeton Global Bond Fund Templeton Global Total Return Fund Templeton International Bond Fund	811-04706
Templeton Institutional Funds International Equity Series Foreign Smaller Companies Series Global Equity Series	811-06135
Templeton Global Investment Trust Proxy Statement (Accession No. 0001680289-17-000257)
Templeton Global Investment Trust Templeton Frontier Markets Fund	811-08226
Templeton Developing Markets Trust Fund Proxy Statement (Accession No. 0001680289-17-000258)
Templeton Developing Markets Trust Templeton Developing Markets Fund	811-06378
Franklin Managed Trust Proxy Statement (Accession No. 0001137439-17-000177)
Franklin Managed Trust Franklin Rising Dividends Fund	811-04894
Franklin ETF Trust Proxy Statement (Accession No. 0001680289-17-000260)
Franklin ETF Trust Franklin Liberty Short Duration U.S. Government ETF	811-22801
Templeton Institutional Funds Proxy Statement (Accession No. 0001137439-17-000178)
Templeton Institutional Funds Emerging Markets Series	811-06135
Templeton Growth Fund, Inc. Proxy Statement (Accession No. 0001137439-17-000176)
Templeton Growth Fund, Inc.	811-04892
Franklin Templeton Variable Insurance Products Trust Proxy Statement (Accession No. 0001680289-17-000259)

Franklin Templeton Variable Insurance Products Trust
Franklin Flex Cap Growth VIP Fund
Franklin Founding Funds Allocation VIP Fund
Franklin Global Real Estate VIP Fund
Franklin Growth and Income VIP Fund
Franklin Income VIP Fund
Franklin Large Cap Growth VIP Fund
Franklin Mutual Global Discovery VIP Fund
Franklin Mutual Shares VIP Fund
Franklin Rising Dividends VIP Fund
Franklin Small Cap Value VIP Fund
Franklin Small-Mid Cap Growth VIP Fund
Franklin Strategic Income VIP Fund
Franklin U.S. Government Securities VIP Fund
Franklin VolSmart Allocation VIP Fund
Templeton Developing Markets VIP Fund
Templeton Foreign VIP Fund
Templeton Global Bond VIP Fund
Templeton Growth VIP Fund
811-05583